UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-month and nine-month periods ended September 30, 2025 and 2024.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-month and nine-month periods ended September 30, 2025 and 2024

GEOPARK LIMITED

September 30, 2025

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

September 30, 2025

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-month	Three-month	Nine-month	Nine-month
		period ended	period ended	period ended	period ended
		September 30,	September 30,	September 30,	September 30,
		2025	2024	2025	2024
Amounts in US$ ´000	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE	3	125,088	159,504	382,224	517,124
Production and operating costs	5	(33,259)	(39,821)	(101,293)	(119,771)
Geological and geophysical expenses	6	(2,308)	(2,979)	(7,710)	(8,634)
Administrative expenses	7	(9,842)	(12,682)	(28,018)	(35,754)
Selling expenses	8	(7,232)	(3,529)	(12,365)	(12,055)
Depreciation		(28,658)	(33,053)	(89,691)	(96,045)
Write-off of unsuccessful exploration efforts	11	(7,539)	(11,225)	(13,422)	(14,623)
Impairment loss for non-financial assets	19-20	—	—	(30,989)	—
Other (expenses) income, net (a)		(3,854)	(1,499)	(8,792)	(1,250)
OPERATING PROFIT		32,396	54,716	89,944	228,992
Financial expenses	9	(16,829)	(10,634)	(60,712)	(32,656)
Financial income	9	5,788	1,484	18,184	5,676
Foreign exchange (loss) gain	9	(1,512)	1,089	(4,800)	7,208
PROFIT BEFORE INCOME TAX		19,843	46,655	42,616	209,220
Income tax expense	10	(3,988)	(21,550)	(24,027)	(128,185)
PROFIT FOR THE PERIOD		15,855	25,105	18,589	81,035
Earnings per share (in US$). Basic		0.31	0.49	0.36	1.53
Earnings per share (in US$). Diluted		0.30	0.48	0.36	1.51
(a)	The increase in 2025 mainly relates to termination costs incurred during the year. See Note 21.

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

September 30, 2025

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Amounts in US$ ´000	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	15,855	25,105	18,589	81,035
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	(26)	198	(14)	(1,266)
(Loss) Profit on cash flow hedges (a)	(5,854)	2,718	9,465	(898)
Income tax benefit (expense) relating to cash flow hedges	2,049	(1,219)	(3,353)	589
Other comprehensive (loss) profit for the period	(3,831)	1,697	6,098	(1,575)
Total comprehensive profit for the period	12,024	26,802	24,687	79,460

(a)	Unrealized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

September 30, 2025

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At September 30, 2025	Year ended
Amounts in US$ ´000		(Unaudited)	December 31, 2024
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	11	652,614	740,491
Right-of-use assets		21,271	24,451
Prepayments and other receivables	12	3,842	2,650
Other financial assets		12	1,020
Deferred income tax asset		1,912	1,332
TOTAL NON CURRENT ASSETS		679,651	769,944
CURRENT ASSETS
Inventories		7,251	10,567
Trade receivables		44,193	40,211
Prepayments and other receivables	12	50,968	79,731
Derivative financial instrument assets	17	13,868	2,764
Other financial assets		—	20,088
Cash and cash equivalents		197,007	276,750
Assets held for sale		14,186	—
TOTAL CURRENT ASSETS		327,473	430,111
TOTAL ASSETS		1,007,124	1,200,055
EQUITY
Equity attributable to owners of the Company
Share capital	13	52	51
Share premium		79,504	73,750
Translation reserve		(11,604)	(11,590)
Other reserves		21,165	15,053
Retained earnings		119,531	126,027
TOTAL EQUITY		208,648	203,291
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	14	562,406	492,007
Lease liabilities		18,774	17,318
Provisions and other long-term liabilities	15	22,311	31,952
Deferred income tax liability		70,479	86,814
TOTAL NON CURRENT LIABILITIES		673,970	628,091
CURRENT LIABILITIES
Borrowings	14	7,962	22,326
Lease liabilities		7,728	8,605
Derivative financial instrument liabilities	17	244	464
Current income tax liabilities		4,289	57,329
Trade and other payables	16	88,382	279,949
Liabilities associated with assets held for sale		15,901	—
TOTAL CURRENT LIABILITIES		124,506	368,673
TOTAL LIABILITIES		798,476	996,764
TOTAL EQUITY AND LIABILITIES		1,007,124	1,200,055

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

September 30, 2025

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share	Share	Translation	Other	Retained
Amount in US$ ´000	Capital	Premium	Reserve	Reserve	earnings	Total
Equity at January 1, 2024	55	111,281	(9,962)	45,116	29,530	176,020
Comprehensive income:
Profit for the nine-month period	—	—	—	—	81,035	81,035
Other comprehensive loss for the period	—	—	(1,266)	(309)	—	(1,575)
Total comprehensive (loss) profit for the period ended September 30, 2024	—	—	(1,266)	(309)	81,035	79,460
Transactions with owners:
Share-based payment	—	5,814	—	—	(1,036)	4,778
Repurchase of shares	(4)	(43,687)	—	—	—	(43,691)
Cash distribution	—	—	—	(22,522)	—	(22,522)
Total transactions with owners for the period ended September 30, 2024	(4)	(37,873)	—	(22,522)	(1,036)	(61,435)
Balance at September 30, 2024 (Unaudited)	51	73,408	(11,228)	22,285	109,529	194,045

Equity at January 1, 2025	51	73,750	(11,590)	15,053	126,027	203,291
Comprehensive income:
Profit for the nine-month period	—	—	—	—	18,589	18,589
Other comprehensive (loss) profit for the period	—	—	(14)	6,112	—	6,098
Total comprehensive (loss) profit for the period ended September 30, 2025	—	—	(14)	6,112	18,589	24,687
Transactions with owners:
Share-based payment	1	5,754	—	—	(2,429)	3,326
Cash distribution	—	—	—	—	(22,656)	(22,656)
Total transactions with owners for the period ended September 30, 2025	1	5,754	—	—	(25,085)	(19,330)
Balance at September 30, 2025 (Unaudited)	52	79,504	(11,604)	21,165	119,531	208,648

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

September 30, 2025

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Nine-month	Nine-month
	period ended	period ended
	September 30, 2025	September 30, 2024
Amounts in US$ ´000	(Unaudited)	(Unaudited)
Operating activities
Profit for the period	18,589	81,035
Adjustments for:
Income tax expense	24,027	128,185
Depreciation	89,691	96,045
Loss on disposal of property, plant and equipment	29	34
Impairment loss for non-financial assets	30,989	—
Write-off of unsuccessful exploration efforts	13,422	14,623
Borrowings cancellation gain, net	(1,729)	—
Amortization of other long-term liabilities	(67)	(82)
Accrual of borrowing interests	37,848	23,274
Unwinding of long-term liabilities	3,866	4,000
Accrual of share-based payment	3,326	4,778
Foreign exchange loss (gain)	6,180	(7,208)
Income tax paid (a)	(94,890)	(61,875)
Change in working capital (b)	(171,439)	(13,288)
Cash flows (used in) from operating activities - net	(40,158)	269,521
Investing activities
Purchase of property, plant and equipment	(64,075)	(143,932)
Acquisitions of business (Note 19.1)	(22,700)	—
Unconsummated transaction in Argentina (Note 19.5)	38,000	(38,000)
Proceeds from divestment of long-term assets (c)	16,137	2,356
Cash flows used in investing activities - net	(32,638)	(179,576)
Financing activities
Proceeds from borrowings	550,000	728
Debt issuance costs paid	(5,034)	—
Principal paid	(484,136)	(731)
Interest paid	(40,932)	(27,500)
Lease payments	(4,480)	(5,578)
Repurchase of shares	—	(43,691)
Cash distribution	(22,656)	(22,522)
Cash flows used in financing activities - net	(7,238)	(99,294)
Net decrease in cash and cash equivalents	(80,034)	(9,349)
Cash and cash equivalents at January 1	276,750	133,036
Currency translation differences	291	(247)
Cash and cash equivalents at the end of the period	197,007	123,440
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	197,005	123,426
Cash in hand	2	14
Cash and cash equivalents	197,007	123,440

(a)	Includes self-withholding taxes of US$ 11,231,000 and US$ 17,802,000 during the nine-month periods ended September 30, 2025 and 2024, respectively.
(b)	Includes partial repayment of an advance payment drawn from the offtake and prepayment agreement with Vitol of US$ 149,409,000 during the nine-month period ended September 30, 2025 (see Note 16), withholding taxes from clients of US$ 10,981,000 and US$ 15,125,000 during the nine-month periods ended September 30, 2025 and 2024, respectively, and an advance payment for midstream capacity in Argentina of US$ 16,084,000 in 2024, and its subsequent reimbursement in May 2025 (see Note 19.5).
(c)	Net cash received from the divestment of the Llanos 32 Block and the Manati gas field in Colombia and Brazil, respectively, in 2025 (see Notes 19.3 and 19.4), and the Chilean business in 2024 (see Note 35.3 to the annual consolidated financial statements as of and for the year ended December 31, 2024).

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Latin America.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 4, 2025.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2024, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The amendments and interpretations detailed in the annual consolidated financial statements as of and for the year ended December 31, 2024, that apply for the first time in 2025, do not have an impact on the interim condensed consolidated financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2024.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2024.

Note 1 (Continued)

Financial risk management (Continued)

The Group is continually reviewing its exposure to the current market conditions and adjusting its capital expenditures program which remains flexible and quickly adaptable to different oil price scenarios. GeoPark also continues to add new oil hedges, increasing its price risk protection within the upcoming fifteen months.

The Group maintained a cash position of US$ 197,007,000 as of September 30, 2025. In addition, GeoPark has access to a US$ 100,000,000 senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A., and US$ 147,182,000 in uncommitted credit lines. Additionally, GeoPark Argentina S.A., the Group’s Argentinian subsidiary, holds approval from the Argentinian securities regulator to issue up to US$ 500,000,000 in debt securities. After the balance sheet date, in October 2025, GeoPark obtained access to an up to US$ 50,000,000 prepayment facility from BP Products North America Inc (“BP”).

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of September 30, 2025:

(1)	GeoPark Ecuador S.A. holds 50% working interest in the consortiums that operate the Espejo and Perico Blocks.

Details of the subsidiaries and joint operations of the Group are set out in Note 20 to the annual consolidated financial statements as of and for the year ended December 31, 2024.

During the nine-month period ended September 30, 2025, the following changes took place:

●	On February 11, 2025, the Panamanian subsidiaries GPK Panama, S.A. and GPRK Holding Panama, S.A. completed a merger process, with GPK Panama, S.A. being the surviving company.
●	On April 11, 2025, GeoPark Colombia S.A.S. acquired 100% of the shares of Fenix Oil & Gas Limited, a British Virgin Islands company previously wholly owned by Amerisur Resources Limited.
●	On June 16, 2025, a new subsidiary, GeoPark Americas S.A.S., was incorporated in Colombia to provide support and administrative services to other entities within the Group. The company is wholly owned by GeoPark Colombia S.L.U.

Note 2

Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Exploration and Development Officer, Chief Operating Officer and Chief People Officer. This committee reviews the Group’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases has not been adopted), before net finance results, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Other information provided to the Executive Committee is measured in a manner consistent with that in the consolidated financial statements.

Nine-month period ended September 30, 2025:

Amounts in US$ ´000	Total	Colombia	Ecuador	Brazil (a)	Argentina	Corporate
Revenue	382,224	360,686	17,281	3,838	—	419
Sale of crude oil	371,947	354,548	17,281	118	—	—
Sale of purchased crude oil	419	—	—	—	—	419
Sale of gas	3,720	—	—	3,720	—	—
Commodity risk management contracts designated as cash flow hedges	6,138	6,138	—	—	—	—
Production and operating costs	(101,293)	(90,416)	(7,381)	(3,179)	—	(317)
Royalties in cash	(3,889)	(3,717)	—	(172)	—	—
Economic rights in cash	(1,998)	(1,998)	—	—	—	—
Share-based payment	(323)	(293)	(30)	—	—	—
Operating costs	(95,083)	(84,408)	(7,351)	(3,007)	—	(317)
Depreciation	(89,691)	(84,627)	(4,818)	(246)	—	—
Adjusted EBITDA	230,851	232,220	6,757	(1,050)	(3,239)	(3,837)

Nine-month period ended September 30, 2024:

Amounts in US$ '000	Total	Colombia	Ecuador	Brazil (a)	Other (b)	Corporate
Revenue	517,124	485,731	22,326	2,934	398	5,735
Sale of crude oil	506,914	484,474	22,326	114	—	—
Sale of purchased crude oil	5,735	—	—	—	—	5,735
Sale of gas	4,560	1,342	—	2,820	398	—
Commodity risk management contracts designated as cash flow hedges	(85)	(85)	—	—	—	—
Production and operating costs	(119,771)	(104,320)	(6,582)	(3,345)	(437)	(5,087)
Royalties in cash	(2,960)	(2,724)	—	(224)	(12)	—
Economic rights in cash	(5,062)	(5,062)	—	—	—	—
Share-based payment	(500)	(497)	(3)	—	—	—
Operating costs	(111,249)	(96,037)	(6,579)	(3,121)	(425)	(5,087)
Depreciation	(96,045)	(89,315)	(5,632)	(1,086)	(10)	(2)
Adjusted EBITDA	339,202	338,628	11,651	(2,433)	(2,644)	(6,000)
(a)	Production in the Manati gas field (see Note 19.4), was temporarily suspended between March 2024 and May 2025, due to maintenance activities.
(b)	Includes Argentina and Chile segments. The Chilean business was divested in January 2024.

Note 2 (Continued)

Segment information (Continued)

Total Assets	Total	Colombia	Ecuador	Brazil	Argentina	Corporate
September 30, 2025	1,007,124	924,657	12,697	15,411	52,795	1,564
December 31, 2024	1,200,055	885,438	48,333	14,040	215,755	36,489

A reconciliation of Adjusted EBITDA to Profit for the period is provided as follows:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Adjusted EBITDA	71,396	99,803	230,851	339,202
Depreciation (a)	(28,658)	(33,053)	(89,691)	(96,045)
Write-off of unsuccessful exploration efforts	(7,539)	(11,225)	(13,422)	(14,623)
Impairment loss for non-financial assets	—	—	(30,989)	—
Share-based payment	(773)	(1,619)	(3,326)	(4,778)
Lease accounting - IFRS 16	1,549	1,938	4,480	5,578
Others (b)	(3,579)	(1,128)	(7,959)	(342)
Operating profit	32,396	54,716	89,944	228,992
Financial expenses	(16,829)	(10,634)	(60,712)	(32,656)
Financial income	5,788	1,484	18,184	5,676
Foreign exchange (loss) gain	(1,512)	1,089	(4,800)	7,208
Profit before income tax	19,843	46,655	42,616	209,220
Income tax expense	(3,988)	(21,550)	(24,027)	(128,185)
Profit for the period	15,855	25,105	18,589	81,035
(a)	Net of capitalized costs for oil stock included in Inventories.
(b)	Includes allocation to capitalized projects.

Note 3

Revenue

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2025	2024	2025	2024
Sale of crude oil	120,559	157,510	371,947	506,914
Sale of purchased crude oil	—	1,509	419	5,735
Sale of gas	3,044	485	3,720	4,560
Commodity risk management contracts designated as cash flow hedges (a)	1,485	—	6,138	(85)
	125,088	159,504	382,224	517,124
(a)	Realized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

Note 4

Risk management contracts

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and zero-premium 3 ways (put spread plus call) and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties.

The Group’s derivatives are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss as part of the Revenue line item in the Condensed Consolidated Statement of Income (see Note 3).

The following table summarizes the Group’s production hedged during the nine-month period ended September 30, 2025, and for the following periods as a consequence of the derivative contracts in force as of September 30, 2025:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2025 - March 31, 2025	ICE BRENT	Zero Premium Collars	19,500	69.79 Put 82.48 Call
April 1, 2025 - June 30, 2025	ICE BRENT	Zero Premium Collars	19,000	69.26 Put 79.02 Call
July 1, 2025 - September 30, 2025	ICE BRENT	Zero Premium Collars	17,500	68.69 Put 78.59 Call
October 1, 2025 - December 31, 2025	ICE BRENT	Zero Premium Collars	16,000	68.25 Put 77.50 Call
January 1, 2026 - March 31, 2026	ICE BRENT	Zero Premium Collars	1,000	68.00 Put 77.40 Call
January 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	5,000	50.00-65.00 Put 70.93 Call
January 1, 2026 - March 31, 2026	ICE BRENT	Zero Premium 3 Ways	7,000	50.00-65.00 Put 73.86 Call
April 1, 2026 - June 30, 2026	ICE BRENT	Zero Premium 3 Ways	7,000	50.00-65.00 Put 76.32 Call
July 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	2,000	50.00-65.00 Put 69.35 Call
July 1, 2026 - September 30, 2026	ICE BRENT	Zero Premium 3 Ways	6,000	50.00-65.00 Put 73.30 Call
October 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	6,000	50.00-65.00 Put 73.90 Call

Currency risk management contracts

From time to time, the Group enters into derivative financial instruments in order to anticipate currency fluctuations in Colombia.

In November 2024, GeoPark entered into derivative financial instruments (zero-premium collars) with a local bank in Colombia, in order to hedge against potential currency fluctuations related to income tax payments scheduled for May and June 2025.Additionally, in April 2025, GeoPark entered into derivative financial instruments (zero-premium collars) with local banks in Colombia to mitigate potential currency fluctuations and protect the Group’s exposure to the Colombian peso arising from its regular business operations.

Note 4 (Continued)

Risk management contracts (Continued)

Currency risk management contracts (Continued)

The following table summarizes these currency risk management contracts during the nine-month period ended September 30, 2025, and for the following periods as a consequence of the derivative contracts in force as of September 30, 2025:

Closing term	Benchmark	Amount (US$ ´000)	Put Price (COP/US$)	Call Price (COP/US$)
May 2025	COP/USD	27,000	4,200	4,720
June 2025	COP/USD	23,000	4,200	4,720
July 2025	COP/USD	5,000	4,200	4,810-4,820
August 2025	COP/USD	5,000	4,200	4,810-4,820
September 2025	COP/USD	5,000	4,200	4,810-4,820
October 2025	COP/USD	5,000	4,200	4,810-4,820
November 2025	COP/USD	5,000	4,200	4,810-4,820
December 2025	COP/USD	5,000	4,200	4,810-4,820
		80,000

The results on these currency risk management contracts are detailed in Note 9.

Energy cost risk management contracts

In July 2025, GeoPark entered into a derivative financial instrument to manage its exposure to energy cost volatility in Colombia, particularly in the Llanos 34 Block, where electricity expenses represent a significant portion of its production and operating costs. This derivative is a Contract for Differences (“CfD”) on the generation component of the electricity tariff and is structured as a fixed-for-floating swap that settles financially against the wholesale spot market price. It is effective from August to December 2025, covering 12.5 MW (approximately 9 GWh/month) at a strike price of COP 312/kWh from August 2025 to September 2025 and COP 350/kWh from October 2025 to December 2025, indexed to the monthly Producer Price Index.

The Group’s CfD is designated and qualifies as a cash flow hedge. The effective portion of changes in the fair value of this derivative is recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as a gain or loss in the results of the periods in which it occurs. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss, as part of the Production and operating costs line item in the Condensed Consolidated Statement of Income (see Note 5).

Note 5

Production and operating costs

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2025	2024	2025	2024
Staff costs	3,515	4,010	11,183	12,045
Share-based payment	77	169	323	500
Royalties in cash	1,429	955	3,889	2,960
Economic rights in cash	363	1,284	1,998	5,062
Well and facilities maintenance	7,038	7,017	18,506	18,424
Operation and maintenance	1,973	2,295	4,794	6,856
Consumables (a)	8,461	8,661	22,243	26,920
Equipment rental	1,066	1,317	4,854	4,403
Transportation costs	445	1,239	2,752	4,202
Field camp	1,009	1,335	3,438	4,518
Safety and insurance costs	1,068	1,159	2,721	3,014
Personnel transportation	445	845	1,789	2,658
Consultant fees	385	797	1,585	2,159
Gas plant costs	442	473	1,161	1,467
Non-operated blocks costs	4,289	5,955	14,628	15,950
Crude oil stock variation	350	(366)	3,149	401
Purchased crude oil	—	1,383	317	5,087
Other costs	904	1,293	1,963	3,145
	33,259	39,821	101,293	119,771

(a)	Includes a realized loss of US$ 166,000 related to energy cost risk management contracts designated as cash flow hedges. See Note 4.

Note 6

Geological and geophysical expenses

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2025	2024	2025	2024
Staff costs	1,723	2,171	5,326	5,974
Share-based payment	25	145	131	341
Allocation to capitalized project	(275)	(371)	(833)	(908)
Other services	835	1,034	3,086	3,227
	2,308	2,979	7,710	8,634

Note 7

Administrative expenses

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2025	2024	2025	2024
Staff costs	5,354	7,234	18,178	20,681
Share-based payment	669	1,302	2,866	3,926
Consultant fees	2,706	2,698	5,607	8,277
Safety and insurance costs	493	740	2,047	2,372
Travel expenses	282	497	578	1,237
Non-operated blocks expenses	490	839	1,023	2,138
Director fees and allowance	110	120	330	581
Communication and IT costs	911	1,023	2,252	2,742
Allocation to joint operations	(2,058)	(2,815)	(6,945)	(8,865)
Other administrative expenses	885	1,044	2,082	2,665
	9,842	12,682	28,018	35,754

Note 8

Selling expenses

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2025	2024	2025	2024
Staff costs	117	127	361	377
Share-based payment	2	3	6	11
Transportation (a)	5,081	2,335	7,259	8,741
Selling taxes and other (b)	2,032	1,064	4,739	2,926
	7,232	3,529	12,365	12,055
(a)	The fluctuation in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 Block in Colombia, including the shift to export delivery locations under a new commercial arrangement with BP since August 2025. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative or export delivery points are recognized as selling expenses.
(b)	Includes the Special Tax for Catatumbo in Colombia, effective from February 2025, which imposes a 1% tax rate on the sale price (domestic) or FOB value (exports) of crude oil and coal at the time of their first sale or export. The charge amounted to US$ 2,490,000 for the nine-month period ended September 30, 2025 (US$ 1,337,000 for the three-month period ended September 30, 2025).

Note 9

Financial results

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2025	2024	2025	2024
Financial expenses
Bank charges and other financial costs (a)	(3,474)	(1,542)	(12,758)	(5,382)
Borrowings cancellation costs (b)	—	—	(6,240)	—
Interest and amortization of debt issue costs	(12,336)	(7,775)	(37,848)	(23,274)
Unwinding of long-term liabilities	(1,019)	(1,317)	(3,866)	(4,000)
	(16,829)	(10,634)	(60,712)	(32,656)
Financial income
Interest received	2,797	1,484	10,215	5,676
Borrowings cancellation gain (c)	2,991	—	7,969	—
	5,788	1,484	18,184	5,676
Foreign exchange gains and losses
Foreign exchange (loss) gain	(2,024)	1,089	(7,612)	7,208
Realized result on currency risk management contracts (d)	601	—	1,380	—
Unrealized result on currency risk management contracts (d)	(89)	—	1,432	—
	(1,512)	1,089	(4,800)	7,208
Total financial results	(12,553)	(8,061)	(47,328)	(19,772)
(a)	During the nine-month period ended September 30, 2025, includes financial costs of US$ 1,983,000 associated with the advance payment drawn from the offtake and prepayment agreements with Vitol (see Note 16), and withholding taxes associated with cross-border financing of US$ 5,627,000 (US$ 1,409,000 for the same period in 2024).
(b)	One-off non-cash charge related to the accelerated amortization of deferred issuance costs that were originally capitalized at the inception of the Notes due 2027 and were being amortized over its expected term. For further information on the partial repurchase of the Notes due 2027, see Note 14.
(c)	Gain from the partial repurchase of Notes due 2030 below par value during June to September 2025. See Note 14.
(d)	See Note 4.

Note 10

Income tax

The Group calculates income tax expense using the tax rate that would be applicable to the expected total annual earnings. The main components of income tax expense in the Condensed Consolidated Statement of Income are:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ ´000	2025	2024	2025	2024
Current income tax expense	(10,691)	(23,063)	(44,089)	(103,625)
Deferred income tax benefit (expense)	6,703	1,513	20,062	(24,560)
	(3,988)	(21,550)	(24,027)	(128,185)

The Group’s consolidated effective tax rate was 20% and 46% for the three-month periods ended September 30, 2025 and 2024, respectively, and 56% and 61% for the nine-month periods ended September 30, 2025 and 2024, respectively.

As of September 30, 2025 and 2024, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The Group currently estimates a tax surcharge of 0% for 2025, and therefore, the applicable statutory income tax rate in Colombia for 2025 would be 35%.

The Group’s consolidated effective tax rate of 20% for the three-month period ended September 30, 2025, which is lower than the applicable statutory income tax rate in Colombia, is mainly driven by the effect of the revaluation of the Colombian peso on deferred income taxes.

Note 11

Property, plant and equipment

			Furniture,				Exploration
			equipment	Production	Buildings		and
	Oil & gas		and	facilities and	and	Construction	evaluation
Amounts in US$ ´000	properties		vehicles	machinery	improvements	in progress	assets		Total
Cost at January 1, 2024	920,660		13,133	169,787	4,047	15,781	80,579		1,203,987
Additions	4,436	(a)	755	—	—	104,917	38,260		148,368
Write-offs	—		—	—	—	—	(14,623)	(b)	(14,623)
Transfers	83,948		90	9,746	—	(91,576)	(2,208)		—
Currency translation differences	(5,396)		(71)	(460)	(12)	—	(37)		(5,976)
Disposals	—		(44)	—	(7)	—	—		(51)
Cost at September 30, 2024	1,003,648		13,863	179,073	4,028	29,122	101,971		1,331,705

Cost at January 1, 2025	1,034,846		14,231	192,512	4,363	24,106	100,954		1,371,012
Additions	3,795	(a)	776	—	8	40,020	23,271		67,870
Write-offs / Impairment	(18,111)	(c)	—	—	—	—	(26,300)	(d)	(44,411)
Transfers	28,962		5	15,533	12	(40,840)	(3,672)		—
Currency translation differences	3,023		38	253	7	20	16		3,357
Disposals	—		(538)	—	(94)	—	—		(632)
Divestment of long-term assets (Note 19)	(97,529)		(193)	(8,148)	—	(329)	—		(106,199)
Cost at September 30, 2025	954,986		14,319	200,150	4,296	22,977	94,269		1,290,997

Depreciation and write-down at January 1, 2024	(430,145)		(10,467)	(73,481)	(3,070)	—	—		(517,163)
Depreciation	(80,527)		(1,143)	(9,575)	(135)	—	—		(91,380)
Currency translation differences	4,874		67	428	12	—	—		5,381
Disposals	—		17	—	—	—	—		17
Depreciation and write-down at September 30, 2024	(505,798)		(11,526)	(82,628)	(3,193)	—	—		(603,145)

Depreciation and write-down at January 1, 2025	(529,718)		(11,807)	(85,759)	(3,237)	—	—		(630,521)
Depreciation	(74,409)		(1,167)	(10,723)	(190)	—	—		(86,489)
Currency translation differences	(2,665)		(37)	(235)	(7)	—	—		(2,944)
Disposals	—		509	—	94	—	—		603
Divestment of long-term assets (Note 19)	73,283		187	7,498	—	—	—		80,968
Depreciation and write-down at September 30, 2025	(533,509)		(12,315)	(89,219)	(3,340)	—	—		(638,383)

Carrying amount at September 30, 2024	497,850		2,337	96,445	835	29,122	101,971		728,560
Carrying amount at September 30, 2025	421,477		2,004	110,931	956	22,977	94,269		652,614
(a)	Corresponds to the effect of the change in the estimate of asset retirement obligations.
(b)	Corresponds to two exploratory wells drilled in the CPO-5 Block in Colombia and two exploratory wells drilled in the Espejo Block in Ecuador.
(c)	Corresponds to an impairment charge related to the divestment process in Ecuador (see Notes 19.2 and 20).
(d)	Corresponds to one exploratory well drilled in the PUT-8 Block in Colombia of US$ 5,883,000, other exploration costs incurred in previous years in the Putumayo Basin in Colombia of US$ 7,539,000, and an impairment charge related to the divestment process in Ecuador of US$ 12,878,000 (see Notes 19.2 and 20).

Note 12

Prepayments and other receivables

	At	Year ended
Amounts in US$ ´000	September 30, 2025	December 31, 2024
V.A.T.	1,265	3,733
Income tax payments in advance	2,772	1,112
Other prepaid taxes	616	227
To be recovered from co-venturers	12,745	9,740
Prepayments and other receivables	14,712	13,485
Security deposit for acquisition in Argentina (a)	22,700	—
Advanced payment for unconsummated transaction in Argentina (b)	—	54,084
	54,810	82,381
Classified as follows:
Current	50,968	79,731
Non-current	3,842	2,650
	54,810	82,381
(a)	See Note 19.1.
(b)	In May 2025, Phoenix Global Resources (“PGR”) exercised its contractual right to withdraw from the transaction and reimbursed the advance payment made in 2024. See Note 19.5.

Note 13

Equity

Share capital

	At	Year ended
Issued share capital	September 30, 2025	December 31, 2024
Common stock (US$ ´000)	52	51
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	51,663,988	51,247,287
Total common shares in issue	51,663,988	51,247,287

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company’s issued and outstanding common shares are fully paid and nonassessable.

Cash distributions

In March, May and August 2025, the Company’s Board of Directors declared cash dividends of US$ 0.147 per share which were paid on March 31, June 5 and September 4, 2025, respectively.

After the balance sheet date, in October 2025, GeoPark announced that its Board of Directors approved a revised dividend program totaling approximately US$ 6,000,000 over the next four quarters, followed by a dividend suspension starting with the third quarter 2026 results.

Note 13 (Continued)

Equity (Continued)

Other reserves

GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives are designated and qualify as cash flow hedges and, therefore, the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized in Other Reserve within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss. During the nine-month period ended September 30, 2025, a realized gain of US$ 6,138,000 on commodity risk management contracts and a realized loss of US$ 166,000 on energy cost risk management contracts were reclassified to the Condensed Consolidated Statement of Income.

Note 14

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ ´000	September 30, 2025	December 31, 2024
Notes due 2030
Nominal amount	472,595	—
Unamortized debt issuance costs	(3,877)	—
Accrued interests	6,892	—
	475,610	—
Notes due 2027
Nominal amount	94,667	500,000
Unamortized debt issuance costs	(979)	(7,993)
Accrued interests	1,070	12,528
	94,758	504,535
Local debt in Argentina
Promissory note (a)	—	9,798
	—	9,798
Total borrowings	570,368	514,333

Classified as follows:

Current	7,962	22,326
Non-Current	562,406	492,007
(a)	Fully repaid in July 2025.

On January 31, 2025, the Company successfully placed an aggregate principal amount of US$ 550,000,000 senior notes (the “Notes due 2030”) which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes due 2030 are fully and unconditionally guaranteed jointly and severally by GeoPark Colombia S.L.U., GeoPark Colombia S.A.S., and GeoPark Argentina S.A. The Notes due 2030 were priced at 100% and carry a coupon of 8.75% per annum (yield 8.75% per annum). The debt issuance cost for this transaction amounted to US$ 5,034,000 (debt issuance effective rate: 8.98%). Final maturity of the Notes due 2030 will be January 31, 2030.

Note 14 (Continued)

Borrowings (Continued)

The indenture governing the Notes due 2030 includes incurrence test covenants that provide among other things, that, the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes due 2030. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others.

The net proceeds from the Notes due 2030 were used by the Company to repurchase part of its Notes due 2027 for a nominal amount of US$ 405,333,000 through a concurrent tender offer, to repay up to US$ 152,000,000 of outstanding prepayments due under an offtake and prepayment agreement with Vitol (see Notes 29 and 30 to the annual consolidated financial statements as of and for the year ended December 31, 2024) and, the remainder for general corporate purposes, including capital expenditures.

From June to September 2025, the Company repurchased through open market transactions and cancelled with the Trustee, a total nominal amount of US$ 77,405,000 of its Notes due 2030 at an average price of US$ 0.89. The difference of US$ 7,969,000 between the carrying amount of the debt repurchased (net of the associated unamortized issuance costs) and the consideration paid was recognized as financial income in the condensed consolidated statement of income. After the balance sheet date, during October 2025, the Company continued repurchasing its Notes due 2030 for a nominal amount of US$ 30,916,000 at an average price of US$ 0.92.

Note 15

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ ´000	September 30, 2025	December 31, 2024
Assets retirement obligation (a)	11,936	20,887
Deferred income	239	603
Other (a)	10,136	10,462
	22,311	31,952
(a)	The liabilities associated with the Perico and Espejo Blocks in Ecuador (see Note 19.2) and the Manati gas field in Brazil (see Note 19.4) for US$ 2,260,000 and US$ 12,832,000, respectively, were classified as held for sale.

Note 16

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ ´000	September 30, 2025	December 31, 2024
Trade payables	61,703	93,435
To be paid to co-venturers	536	1,829
Customer advance payments (a)	2,591	152,000
Other short-term advance payments (b)	500	—
Outstanding commitments in Chile (c)	—	3,320
Staff costs to be paid	12,707	11,563
Royalties to be paid	860	723
V.A.T.	2,889	8,842
Taxes and other debts to be paid	6,596	8,237
	88,382	279,949

Classified as follows:

	At	Year ended
Amounts in US$ ´000	September 30, 2025	December 31, 2024
Current	88,382	279,949
Non-Current	—	—
(a)	Advance payment of US$ 152,000,000 under the offtake and prepayment agreement with Vitol, drawn in November 2024. See Note 30.1 to the annual consolidated financial statements as of and for the year ended December 31, 2024. During the nine-month period ended September 30, 2025, GeoPark repaid US$ 142,244,000 in cash and US$ 7,165,000 in kind. As of September 30, 2025, US$ 2,591,000 remained outstanding.
(b)	Advance payment collected in relation with the divestment of the Manati gas field in Brazil. See Note 19.4.
(c)	Investment commitments in the Campanario and Isla Norte Blocks as a result of the divestment of the Chilean business. See Note 35.3 to the annual consolidated financial statements as of and for the year ended December 31, 2024.

Note 17

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value as of September 30, 2025, and December 31, 2024, on a recurring basis:

			At
Amounts in US$ ´000	Level 1	Level 2	September 30, 2025
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	12,802	12,802
Currency risk management contracts	—	988	988
Energy cost risk management contracts		78	78
Total Assets	—	13,868	13,868
Liabilities
Derivative financial instrument liabilities
Energy cost risk management contracts	—	244	244
Total Liabilities	—	244	244

Note 17 (Continued)

Fair value measurement of financial instruments (Continued)

Fair value hierarchy (Continued)

			At
Amounts in US$ ´000	Level 1	Level 2	December 31, 2024
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	2,764	2,764
Total Assets	—	2,764	2,764
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	21	21
Currency risk management contracts	—	443	443
Total Liabilities	—	464	464

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of September 30, 2025.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised of fixed rate debt and are measured at their amortized cost. The Group estimates that the fair value of its financial liabilities is approximately 91% of its carrying amount, including interest accrued as of September 30, 2025. Fair value was calculated based on market price for the Notes and is within Level 1 of the fair value hierarchy.

Note 18

Capital commitments

Capital commitments are detailed in Note 33.2 to the annual consolidated financial statements as of December 31, 2024. The following updates have taken place during the nine-month period ended September 30, 2025:

The Group incurred investments of US$ 9,934,000 to fulfill its commitments, at GeoPark’s working interest.

Colombia

●	PUT-8 Block: Two of the three exploratory wells committed under the exploration obligations were drilled. On April 29, 2025, the Colombian National Hydrocarbons Agency (“ANH”) approved GeoPark’s requests to extend the current exploration phase until April 28, 2026.
●	Llanos 104 and 123 Block: The committed exploratory wells were drilled during the period. Total investments required to fulfil the blocks’ commitments have already been incurred.

Brazil

●	POT-T-785 Block: On June 18, 2025, the Brazilian Petroleum, Natural Gas and Biofuels Agency officially confirmed the completion of the exploratory commitment.

Chile

●	Campanario and Isla Norte Blocks: Total investments required to fulfil the commitments for each block have been completed and the associated guarantees have been released.

Note 19

Business transactions

19.1 Recent Acquisition in Argentina’s Vaca Muerta Formation

On September 25, 2025, GeoPark announced that it had entered into an agreement to acquire a 100% operated working interest (“WI”) in the Loma Jarillosa Este and Puesto Silva Oeste Blocks located in the Neuquen Province, Argentina, targeting black oil in the Vaca Muerta formation. The transaction is consistent with GeoPark’s strategic intent to establish a position in Vaca Muerta, one of the world’s most prolific unconventional oil and gas plays.

Concurrently, GeoPark and the Government of Neuquen Province signed two “Actas Acuerdo” (Deeds of Agreement), which establish the parties’ commitment to the deal and outline the terms and conditions under which the concessions would be transferred. The Deeds of Agreement include the issuance of a new unconventional exploitation license for the Puesto Silva Oeste Block that requires GeoPark to transfer a 5% WI to the provincial state-owned company, Gas y Petróleo del Neuquén S.A. (“GyP”), therefore resulting in a 95% operated WI in that block. GeoPark will carry GyP’s portion of the capital and expenditure on a fully recoverable basis with up to 100% of GyP’s share of production.

The agreement established a consideration paid of US$ 115,000,000 in cash, subject to an interim period adjustment related to the net cash flows from operations since January 1, 2025 (the effective date of the acquisition). As of September 30, 2025, GeoPark granted a security deposit of US$ 22,700,000, which was recognized in the “Prepayments and other receivables” line item within “Current assets” in the interim condensed consolidated statement of financial position. Subsequently, the transaction closed on October 16, 2025, upon which GeoPark acquired control of the assets and paid the remaining US$ 92,300,000 of the consideration paid.

In accordance with the acquisition method of accounting, the acquisition cost will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The excess of acquisition cost, if any, over the net identifiable assets acquired represents goodwill.

The preliminary purchase price allocation is incomplete as of the date of issuance of these interim condensed consolidated financial statements since the valuation process is ongoing. Estimated acquisition-related transaction costs amounted to approximately US$ 310,000 and were expensed as incurred.

As part of this transaction, GeoPark assumed the following firm investment commitments:

●	Loma Jarillosa Este: Well interventions and facilities enhancements for approximately US$ 4,800,000 by December 2025.
●	Puesto Silva Oeste: Drilling, completion and put into production of one horizontal well for approximately US$ 14,500,000 by October 2028.

19.2 Divestment of working interests in Ecuador

During the first quarter of 2025, the Company’s Board of Directors approved the decision to evaluate strategic options for its assets in Ecuador. As a result, during the second quarter of 2025, GeoPark and its partner accepted an offer to divest their respective 50% working interests in the Perico and Espejo Blocks.

Subsequently, on July 31, 2025, the parties executed definitive Asset Purchase Agreements for a total consideration of US$ 6,910,000, corresponding to GeoPark’s working interest. This amount includes a firm purchase price of US$ 7,775,000, net of a working capital adjustment of US$ 865,000, and is subject to customary interim period adjustments. In addition, the agreement includes a contingent consideration of US$ 750,000, payable upon the Perico Block achieving cumulative gross production of two million barrels as from January 1, 2025. The closing of the transaction remains subject to the approval of the field development plans by the Ministry of Energy and Mines and other customary regulatory authorizations.

Note 19 (Continued)

Business transactions (Continued)

19.2 Divestment of working interests in Ecuador (Continued)

Since June 2025, the amount of Property, plant and equipment and Right-of-use assets corresponding to the Perico and Espejo Blocks and the liabilities associated to them have been classified as held for sale. Immediately prior to this reclassification, the recoverable amount of the associated net assets was estimated, and an impairment loss of US$ 30,989,000 was recognized in the Condensed Consolidated Statement of Income.

19.3 Divestment of non-operated working interest in the Llanos 32 Block in Colombia

On March 14, 2025, GeoPark agreed to transfer, subject to regulatory approval, its non-operated working interest in the Llanos 32 Block in Colombia to its joint operation partner for a total consideration of US$ 19,000,000, minus working capital adjustment of US$ 3,660,000. GeoPark has already received the net proceeds from the transaction. On October 27, 2025, the ANH approved the transfer and instructed that the amendment to the E&P Contract be executed to formalize the assignment to the former joint operation partner.

19.4 Divestment of non-operated working interest in the Manati gas field in Brazil

On March 27, 2025, GeoPark entered into an agreement to sell its 10% non-operated working interest in the Manati gas field in Brazil for a total consideration of US$ 1,000,000, subject to working capital adjustment, plus a contingent payment of an additional US$ 1,000,000, subject to the field’s future cash flow or its potential conversion into a natural gas storage facility. As of the date of these interim condensed consolidated financial statements, GeoPark has collected an advance payment of US$ 500,000. Closing of the transaction is pending customary regulatory approvals.

Since March 2025, the amount of Property, plant and equipment and Right-of-use assets corresponding to the Manati gas field and the liabilities associated to it have been classified as held for sale.

19.5 Unconsummated transaction in Argentina

On May 13, 2024, GeoPark announced the execution of a farm-out agreement with PGR, a subsidiary of Mercuria Energy Trading (“Mercuria”), for the acquisition of non-operated working interests in four adjacent unconventional blocks in the Neuquén Basin, Argentina. However, on May 14, 2025, GeoPark announced that PGR exercised its contractual right to withdraw from the transaction. As a result, the transaction was not completed.

Accordingly, GeoPark was not required to pay the remaining balance of the upfront consideration, and all advance payments previously made were fully reimbursed. The advance payments included US$ 49,096,000 paid in May 2024, comprising US$ 38,000,000 related to the upfront consideration and US$ 11,096,000 related to the acquisition of midstream capacity, and US$ 4,988,000 paid in December 2024 for additional midstream capacity. These amounts had been recognized under the “Prepayments and other receivables” line item within “Current assets” in the Consolidated Statement of Financial Position as of December 31, 2024, and were fully collected in May 2025.

Note 20

Impairment test on Property, plant and equipment

The Group’s management considers each of the blocks or group of blocks in which the Group has working or economic interests as cash-generating unit (“CGU”). The blocks with no material investment on property, plant and equipment or with operations that are not linked to oil and gas prices were not subject to impairment test.

As of June 30, 2025, the divestment process of the Perico and Espejo Blocks in Ecuador, described in Note 19.2, was considered an indicator of impairment. The carrying amount of the net assets associated with these blocks exceeded their fair value less cost of disposal. Accordingly, the net assets were written down to their known selling price, resulting in the recognition of an impairment loss of US$ 30,989,000, comprising US$ 18,111,000 related to oil and gas properties and US$ 12,878,000 related to exploration and evaluation assets.

Additionally, beginning in early April 2025, international crude oil prices experienced a significant decline, driven by a combination of geopolitical tensions and macroeconomic concerns. As of March 31, 2025, the Brent crude oil price was approximately US$ 74 per barrel. However, during the first week of April, Brent fell by more than 20%, reaching levels below US$ 60 per barrel, the lowest level since mid-2021. This abrupt downturn was primarily triggered by escalating trade tensions between the United States and major global trading partners, notably China, following the U.S. administration’s announcement of increased import tariffs. These actions intensified concerns about a potential global economic slowdown, thereby weakening the outlook for oil demand. Concurrently, certain OPEC+ members unexpectedly increased production in early April, further exacerbating the downward pressure on international crude oil benchmarks. Throughout the second quarter of 2025, this oil price volatility persisted. Although Brent prices temporarily recovered in mid-June, driven by increased geopolitical tensions in the Middle East, particularly the conflict between Israel and Iran, reaching levels above US$ 74 per barrel, they declined again by quarter-end, closing around US$ 68 per barrel as of June 30, 2025.

As these levels fell below the base case price assumptions used in the impairment tests performed as of December 31, 2024, GeoPark identified the existence of impairment indicators in the Llanos 87, CPO-5 and Platanillo Blocks in Colombia in accordance with IAS 36, which prompted the Group to perform updated impairment assessments as of June 30, 2025. As a result of the test performed, no impairment losses were recognized, except for the abovementioned impairment charge in the Perico and Espejo Blocks in Ecuador. The recoverable amounts of the other CGUs tested continue to exceed their respective carrying values, even under more conservative pricing scenarios.

As of September 30, 2025, no additional indicators of impairment were identified. GeoPark will continue to closely monitor macroeconomic developments and oil market conditions and will revise its estimates in future periods if warranted by changes in circumstances.

Note 21

Cost efficiency measures

From March to September 2025, the Group implemented cost efficiency measures which included the immediate reduction of the workforce. These measures were undertaken to enhance cost efficiency and better align the organizational structure with the Group’s strategic objectives and operational challenges. In connection with these measures, the Group incurred termination costs of US$ 6,945,000.

Note 22

Subsequent events

Rejection of unsolicited proposal from Parex Resources Inc.

On October 29, 2025, GeoPark confirmed that its Board of Directors had reviewed and unanimously rejected an unsolicited, non-binding proposal from Parex Resources Inc. (“Parex”) to acquire the Company in an all-cash transaction for US$ 9.00 per share. The proposal, originally submitted on September 4, 2025, prior to the announcement of GeoPark’s acquisition in Vaca Muerta (see Note 19.1), was deemed by the Board to significantly undervalue the Company and not to be in the best interests of GeoPark or its shareholders.

Other events after the reporting period

Other events occurring after the reporting period are disclosed in Notes 13, 14 and 19.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: November 5, 2025